EXHIBIT 99.1 Price Range of our Ordinary Shares and ADSs

Price Range of our Ordinary Shares and ADSs

These are the reported high and low quotations at market closing for the ordinary shares on the Oslo Børs and New York Stock Exchange for the periods indicated. They are derived from the Oslo Børs Daily Official List, and the highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.

	NOK per ordinary share		USD per ADS
Share prices	High	Low	High	Low

Quarter ended
March 31, 2017	162.90	142.30	19.21	16.83
June 30, 2017	153.60	138.40	18.28	16.29
September 30, 2017	160.20	136.00	20.37	16.32

Months
April 2017	150.60	140.60	17.44	16.34
May 2017	153.60	141.30	18.28	16.32
June 2017	149.80	138.40	17.75	16.29
July 2017	147.70	136.00	18.76	16.32
August 2017	150.50	144.10	19.02	18.10
September 2017	160.20	147.50	20.37	18.96
Up until October 24, 2017	164.90	158.20	20.53	19.88